Delisting Determination,The Nasdaq Stock Market, LLC,
June 27, 2012, ChinaCast Education Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of ChinaCast Education Corporation
(the Company), effective at the opening of the trading session on July 9, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100 and 5250(c)(1). The Company was notified of the Staffs determination on May 2, 2012.
The Company appealed the determination to a Hearing Panel and also requested that the Panel stay the delisting action pending the hearing. The Panel approved this request.
On June 21, 2011,the Company withdrew its request for an appeal and the Staff determination to delist the Company became final on June 25, 2012.